Exhibit 4(c).11

Westpac
Australia’s First Bank
Westpac Banking Corporation ABN 33 007 457 141

David Morgan Chief Executive Officer Level 27, 60 Martin Place Sydney NSW 2000 Telephone: (02) 9226 3004 Facsimile: (02) 9226 4128

13 December 2002

Ann Sherry

21 Ballast Pt Road

Birchgrove NSW 2041

Dear Ann

Dear Ann,

I would like to formally offer you the position of Westpac’s Group Executive New Zealand and Pacific Banking on the terms set out below and those contained in the attached Executive Employment Agreement.

1. DATE OF COMMENCEMENT

The commencement date of your employment in this new role is 11th November 2002.

2. POSITION AND DUTIES

Your role will be that of Group Executive, Westpac Trust and Pacific Bank, which will report to me. It is anticipated that the term of this role will be a period of three years.

The role is based in Auckland, New Zealand, where you will be required to live and work on secondment from Australia.

3. REMUNERATION ARRANGEMENTS

Fixed Package

Your Fixed Package will be AUD550,000 per annum.

This will be paid to you, part in Australia and part in New Zealand, the exact split to be agreed with you. The amount paid to you in New Zealand will be calculated at a fixed exchange rate of AUD1:NZD0.8679 based on an average of the previous six months, and will be reviewed every 6 months in July and January.

In addition to your Fixed Package, Westpac will continue to make superannuation contributions on your behalf to the Westpac Staff Superannuation Plan (“WSSP”). Your current WSSP arrangements, linked to Short Term Incentive payments, will also continue. Any tax incurred in New Zealand on your superannuation payments will be paid by Westpac.

Flexible Choice Benefits

The following non-cash benefits may be selected from your Fixed Package in lieu of cash salary. The value of these non-cash benefits can be up to a maximum of 40% of your Fixed Package. Any Fringe Benefits Tax (“FBT”) incurred will be deducted from your Fixed Package.

Employee Superannuation Contributions

You may elect to make nominated contributions to WSSP (see above) from your Fixed Package. These contributions (plus contributions tax) will be deducted from your Fixed Package on a pre-tax basis.

Motor Vehicle

You will be entitled to package two motor vehicles under a novated lease arrangement. The total running costs (which include lease payments, petrol, insurance, FBT and registration) will be deducted from your Fixed Package on a pre-tax basis.

Parking

If you wish to include car parking in your package, Westpac will provide a parking space in the Auckland head office. The notional value, inclusive of FBT, will be deducted from your Fixed Package on a pre-tax basis.

Other items

Other non-cash benefits, such as child-care and personal computers, may be available to you from time to time. As with the other non-cash benefits, the total cost of these benefits will be deducted from your Fixed Package.

On Transfer Loan

The current terms of your On Transfer Loan will continue throughout the term of your secondment to New Zealand.

Secondment Arrangements

A schedule of additional benefits during your time in Auckland and their treatment on repatriation is attached at Schedule 1. The secondment termination arrangements are also at Schedule 1.

4. VARIABLE REMUNERATION

In addition to your Fixed Package, you:

•             will be eligible to participate in the Group Executive Short Term Incentive Plan (“STI”); and

•             may from time to time be invited to acquire Westpac securities under Westpac’s hurdled employee equity plans (“Long Term Incentive” or “LTI”).

The value of these components varies with your individual performance and business performance, as measured against challenging objectives to be agreed between us upon your commencement and which are subject to annual review.

Ann, I am personally very excited about the opportunity this well deserved promotion represents for you.

I am committed to ensuring that it works well for you.

Yours sincerely

David Morgan

Chief Executive Officer, Westpac Banking Corporation

I, Ann Sherry, accept the terms and conditions as outlined in this letter and its schedule and the attached Executive Employment Agreement and confirm that these terms and conditions constitute the entire agreement between me and Westpac concerning my employment and that I have not relied on any other representations or warranties by Westpac except as described in this letter, its schedule and the attached Executive Employment Agreement.

20/December/2002

Executive Employment Agreement

This Agreement applies to your employment as Chief Executive, New Zealand and Pacific Banking. It should be read in conjunction with the accompanying letter of offer.

1. Core Business Values

Our set of core values provides the basis for how we go about our business of being a great Australian company.

At Westpac our core business values are:

•             Teamwork

•             Integrity

•             Performance.

These values shape our decisions and our relationships with all our key stakeholders, including customers, shareholders and employees.

2. Variable Remuneration

Short Term Incentive

You will be eligible to be considered for an annual performance bonus under Westpac’s Value Management Compensation Plan. The plan allows for a range of payment from between 0% and 200% of your target Short Term Incentive (“STI”) depending on performance.

A full year target STI of AUD500,000, is intended to apply for the 2003 performance year. If personal and Group business results are above plan, you will have the opportunity to earn STI payments in excess of this range. In future years, the target will be set annually at the commencement of the new financial year.

Where actual STI exceeds target STI, it is our current policy to defer a portion of the STI payment. The deferred portion is the amount over your target STI and the deferral period is up to three years from the first payment date. A portion of the deferred payment becomes due each year. Interest is applied to the balance outstanding each year and paid annually. The terms of the deferral will be provided to you at the time the deferral is made and, in certain circumstances, any unpaid deferred payment (including interest) may be forfeited.

Whatever the circumstances, to receive your STI payment you must be employed by Westpac on the date that the payment is to be made. Westpac may, in its discretion, choose to vary, discontinue or replace its STI plans.

Long Term Incentive

You will also be eligible to participate in Westpac’s hurdled employee equity plans. The decision to extend an invitation to you to participate and, if you accept the invitation, the number of securities to be granted to you, are both at the discretion of the Board or its authorised delegate. Any securities allocated to you will be subject to performance hurdles which determine the number of securities that you will be entitled to the benefit of at the expiry of the performance period. An explanation of the equity schemes and a summary of the plan rules will be provided to you at the time an invitation is extended to you.

For the invitations to be made at the end of the current financial year, the target value for the securities you will be invited to acquire is up to AUD975,000, with the actual number dependent on your assessed personal contribution and potential, and Group business results. Irrespective of this, the final decision on whether to invite you to acquire Westpac securities and, if so, the number or value of securities to be granted to you, is at the sole discretion of the Board or its authorised delegate. The method of valuing securities granted under Westpac’s hurdled employee equity plans is also at Westpac’s discretion.

3. Annual Remuneration Review

Your remuneration will be reviewed annually, usually shortly after the end of the financial year (30 September), effective I January of the following year. Your remuneration will not be reviewed after the financial year ending 30 September 2002 and your first review will be after the next financial year.

4. Other Benefits

In addition to your Fixed Package, Westpac will also provide you with the following benefits:

Insurance

Westpac will provide you with death and total and permanent disability insurance cover of up to AUD600,000 in the Westpac Executive Group Life Plan. This is in addition to any entitlement you have as a member of WSSP. Your coverage is subject to the policy terms and conditions.

Health Checks	You will be invited to attend an annual comprehensive health check at Westpac’s expense. This is provided as a benefit to you and the results of the health check will not be disclosed to Westpac.

Westpac Employee Advantage

You may access Westpac’s discretionary staff benefits under the Employee Advantage Program, which may include priority customer discounts on loans and other Westpac products as well as corporate discounts on various third party goods and services covering health and lifestyle benefits and other products. If you are not already with Westpac Private Bank, we will introduce you for your personal banking requirements.

Please note that the products and services provided under the Employee Advantage Program may vary from time to time.

5. Minimum Shareholding Guidelines

Westpac’s Board Remuneration Committee has recently approved Executive Shareholding Guidelines (“Guidelines”). Any grants made under equity plans will be the subject of the Guidelines.

The broad principles of the Guidelines are as follows:

•             disposal restrictions may, at Westpac’s discretion, be placed on a proportion of any shares/options to be awarded to a participant in Proposed Equity Plans until such time as the minimum number of shares to be held under the Guidelines is met;

•             Group Executives will be required to hold a minimum of 60,000 Westpac shares;

•             the minimum number of shares will be reviewed every 3 years; and

•             there will be no time requirements placed upon executives for meeting the Guidelines, but it is expected that executives will aim to increase their shareholding each year with a view to reaching the required shareholding within a reasonable time..

6. Business Expenses

Westpac will reimburse you for all reasonable out of pocket expenses incurred by you on Westpac business.

7. Termination

Termination and Notice Period

This Agreement and your employment with Westpac may be terminated at any time by Westpac giving 12 months’ written notice or you giving one month’s notice. Westpac may elect to make a payment to you (based on your Fixed Package) in lieu of part or all of this notice period.

During any period of notice of termination, Westpac may direct you to perform different duties or no duties, depending on the circumstances of your departure.

If you have committed serious misconduct or a serious or persistent breach of this Agreement, Westpac may terminate this Agreement and your employment with Westpac with immediate effect and without any payment in lieu of notice.

If you are a director of Westpac or any of its subsidiaries at the time that your employment with Westpac concludes for any reason, you agree to resign from that office.

The termination of this Agreement and/or your employment with Westpac does not affect your obligations, and Westpac’s rights, regarding confidential information and intellectual property (see sections 8 and 9 of this agreement).

Termination and Change in Control

Westpac acknowledges that particular concerns may arise in relation to your appointment conditions in the event of a change in control of the ownership of Westpac. In consideration for you agreeing to, if necessary, act as an director of Westpac or any of its subsidiaries, if Westpac terminates your employment for reasons other than poor performance or misconduct at any time during a period of up to six months following a change in control, Westpac will extend your payment in lieu of notice on termination to 1.5 times your Fixed Package, less your Fixed Package for any period of actual notice of termination that you receive. In these circumstances, this payment would replace any other payment in lieu of notice.

For this purpose, ‘change of control’ means where a person or corporate entity becomes the beneficial owner of at least 35% of the voting shares of Westpac Banking Corporation on issue.

Termination, incentive payments and employee securities

If you leave Westpac, in most cases you will forfeit your rights to unpaid incentive payments and unvested employee securities.

5. Executive Conduct

Your duties are such that you will be involved in the affairs of a number of Westpac companies. For the purposes of this Agreement, the Westpac Group means Westpac Banking Corporation and its related bodies corporate (as defined in the Corporations Act, 2001).

Requirements

As a member of the executive team you are required to:

•             Act in Westpac’s best interests and use your best endeavours to promote Westpac’s business interests

•             Give the whole of your time, ability and attention in normal working hours, or when reasonably required outside those hours (without additional remuneration), to the business and affairs of Westpac and any other member of the Westpac Group

•             Faithfully and diligently perform the duties and exercise the powers consistent with your position and any other responsibilities that may be assigned to you by Westpac from time to time

•             Comply with any reasonable direction given to you by the Chief Executive Officer or the Board

•             Comply with Westpac’s Code of Conduct

•             Disclose any business interests, activities or decisions which conflict, or appear to conflict, with your duties or responsibilities to Westpac

•             Refrain from other business activities (including directorships) or employment without the written consent of Westpac

•             Refrain from any business activity or employment outside Westpac that could involve you having financial dealings with a member of the Westpac Group which may establish some responsibility of that member to another party

•             Not accept any payment or benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by, or on behalf of Westpac

•             Maintain and disclose a register of your investments that may be made available to shareholders

•             Maintain and disclose a register of your directorships of companies not related to Westpac

•             Except in performing your duties to Westpac, not use or disclose, either before or after the termination of your employment and / or this Agreement, any confidential information to which you are exposed, or which is disclosed to, or generated by you in the course of, or in connection with your employment, including (without limitation):

• information concerning the business of any member of the Westpac Group or any of its customers and any transactions in which a member of the Westpac Group or any of its customers may be, or may have been, concerned or interested;

• strategic, business or marketing plans of a member of the Westpac Group or any of its customers;

• any trade secret of a member of the Westpac Group or any of its customers; and

• customer lists and any databases or other records of a member of the Westpac Group,

provided that this information is not in the public domain, unless its reason for being public is because you have breached an obligation to Westpac to keep the information confidential.

•             Maintain the confidentiality of your remuneration and the terms of this Agreement as a private matter between yourself and Westpac.

Policies

In particular, you should ensure that while you are employed with Westpac you read and at all times observe and foster compliance with the key employment policies including the:

•             Code of Conduct

•             Insider Trading Policy

•             Internet Technologies Code of Use

•             discrimination and harassment policies

•             occupational health and safety policies

•             media policies

•             privacy policies

These policies are reviewed on a regular basis and amended to meet changing business circumstances.

Further information on particular issues is also available on Westpac’s intranet.

Customers and employees

Your appointment to Westpac will mean that you will come into contact with market sensitive information concerning the members of the Westpac Group, their customers and employees that is of significant commercial value. To protect this value, we require that during your employment and for a period of twelve months after the termination of your employment, you will not:

•             Solicit or entice away any director or employee of a member of the Westpac Group

•             Directly or indirectly employ or engage any person who has during your employment by Westpac been a director or employee of or independent contractor to a member of the Westpac Group

•             Solicit or entice away from a member of the Westpac Group any customer, or potential customer, with whom you have had dealings during your employment

•             Attempt to do any of the above things.

Your obligations in this respect survive the termination of this Agreement and/or your employment with Westpac.

9. Intellectual Property

Westpac’s Intellectual Property

As an employee of Westpac, all work created by you during the course of your employment, is owned by Westpac. This work may be created by you alone, or jointly with other Westpac employees or third parties (such as consultants used by Westpac from time to time).

This work may include (but is not limited to):

•             development of products or services

•             development of business processes

•             marketing materials

•             registered and unregistered trade marks and logos

•             technology developments

•             all material (including, without limitation, business cases, artwork, workflow diagrams and reports) created by you during the course of your employment in any form whatsoever.

Material

It may be the case that Material is developed during the course of your employment which is ultimately not used by Westpac. You acknowledge that, regardless of whether or not Westpac uses that Material, it remains the intellectual property of Westpac. Except to fulfil your duties as an employee of Westpac, you must not use any Material, or disclose it to any third party, either during your employment with Westpac, or after you leave Westpac.

You consent to all acts or omissions of (or for the benefit of) Westpac which would otherwise constitute a breach of any moral rights you may have in relation to any Material or other copyright subject matter created by you which is connected with your employment with Westpac.

You agree that, if requested by Westpac, you will execute any document necessary to transfer ownership of Material to Westpac.

Intellectual property of Third Parties

It is a condition of your employment that you do not infringe the intellectual property rights of any third party.

Previous employers

You must not use any material created during the course of your employment with previous employers during your employment with Westpac. To do so could infringe their intellectual property rights in that material and may result in:

•             court action preventing Westpac from using that material; and/or

•             costs being incurred by Westpac if it must cease use of that material; and/or

•             reputational damage to Westpac.

Material created for Westpac

It is a condition of your employment that whenever you produce work in the course of your employment which contains material owned by a third party, you obtain all necessary consents and licences from that third party for use of that material.

10. Disclosure

You should be aware that the terms of your employment including this Agreement and the accompanying letter of offer may need to be disclosed to discharge legislative and regulatory requirements both in Australia and overseas.

SCHEDULE 1

Arrangements on Secondment

Accommodation

Westpac will cover the cost of your housing and furniture during your time in Auckland, to allow you and Michael to live in a broadly comparable standard of accommodation to that you currently enjoy. We anticipate the weekly rental costs of such accommodation and furniture in Auckland to be indicatively, around AUD1,500 per week. Westpac will be responsible for paying any New Zealand taxes incurred as a result of providing housing and furniture.

To assist you in locating a suitable property, and familiarise yourselves with Auckland, Westpac will provide you with the assistance of a relocation company for home & furniture search, and an area orientation.

Additional Travel

Westpac will pay for six return economy class flights for Michael between Auckland and Sydney each year.

Relocation Payments

You will receive two relocation payments, of AUD50,000 and AUD60,000, the first upon relocation to Auckland, the second after 12 months, based on you still residing in Auckland and being employed by Westpac. New Zealand tax will be deducted from these amounts.

Medical examinations and immunisations

You and Michael will need to pass a medical examination before your offshore appointment is confirmed.

Westpac covers the cost of these medical examinations which can be done by your family doctor, or by a Westpac approved clinic. Please note that this cost is not covered by Medicare.

Maintaining Australia health and medical insurance

You should suspend - not cancel - your membership of any private health fund in Australia. You may enrol in the Westpac International Health Plan at your own cost which will be deducted annually from your salary. Once your membership is suspended, you should ask your health fund to provide written confirmation that they will allow immediate access on repatriation without the need to serve a waiting period.

On repatriation, it is your responsibility to arrange resumption of Australian cover.

Taxation services

As part of your international secondment, Westpac will provide you with taxation advice through Emst & Young. You will be entitled to the following:

•             A pre-departure briefing and appropriate planning assistance

•             Australian tax returns for you and Michael for your year of transfer overseas, all interim years and the year of transfer back to Australia;

•             New Zealand tax returns for you and Michael during your secondment; and

•             An end of secondment briefing.

Air and sea freight allowances and insurance

Westpac will meet the freight charges associated with relocation of your personal effects to Auckland, subject to the following maximum baggage allowances.

Seafreight              10m3 per employee, and 2m3 per family member

Airfreight               50 kg per employee, and 5 kg per family member

The following items are not covered under Westpac’s insurance so you should arrange your own coverage if needed:

•             Jewellery and watches;

•             Currency, bank notes, bullion;

•             Stamp and or coin collections;

•             Paintings/artworks (unless the insurance coverage for these has been met by Westpac as part of the overall necessary freight of furnishings/goods to the New Zealand residence. In this case such items would generally be of low value).

Cover for some of these items which accompany you en route to your location will be provided under the Westpac International Travel Insurance Policy.

Please note that transport and insurance of excess goods is for your own care and the Bank will not accept any responsibility for any loss you incur by not insuring goods appropriately.

Storage and insurance of goods and possessions

Westpac will meet the cost of storing and insuring goods you leave at home within reasonable limits. Please note that there are some items that are excluded from this cover, and these are detailed below. To qualify for coverage, all items left in storage should be noted on the inventory list provided to Westpac’s removalist and storage providers. Insurance coverage will remain for the period of your offshore secondment.

Items that are excluded from insurance cover:

•             Precious stones, jewellery & watches

•             Bullion & cash

•             Specie

•             Medals, coin or stamp collections

•             Furs

•             Alcohol, food, perishable goods

•             Pets, livestock, living organisms including plants, dried flowers

•             Motor vehicles, motor bikes, trailers, mini and/or trail bikes

•             Marine craft unless transportable on a car roof

•             Firearms, accessories, ammunition, gunpowder, reloading equipment

•             Granulated or powder like substances of over 2kg in weight

•             Personal papers

•             Photos

•             Data, information, pictures, videos, audio recordings, computer programs, CD, DVD etc.

Please submit claims directly to Westpac Group Insurance on arrival in Auckland, and upon repatriation. Claims must be submitted within twenty-one days of arrival of goods as above.

Personal effects insurance

The insurance of personal effects and other items taken with you from Australia and/or which you have purchased while in transit to, or in New Zealand is for your own care and cost. You will need to arrange appropriate insurance cover of personal effects. This must be done as soon as possible after your arrival in New Zealand.

Insurance coverage under Westpac’s International Personal Effects Policy, provided to you en route at the Bank’s expense, will extend to the first two weeks (fourteen days) following your move to permanent accommodation in New Zealand. The Bank cannot accept responsibility for any loss incurred by you if you do not arrange appropriate cover.

Driver’s licence fees

Your New Zealand People and Performance team will arrange to reimburse you the costs associated with applying for and maintaining the necessary drivers’ licences for both yourself and Michael (where required) while in New Zealand. Maintenance of Australian licences is for your care. Please contact New Zealand People and Performance for New Zealand requirements.

Arrangements on Repatriation

Termination of your Secondment

There can be several reasons for returning home at the end of your secondment.

•             Completing the secondment

When you return home having successfully completed the secondment your repatriation is fully covered by Westpac. You are eligible for normal relocation assistance (for example, transportation, shipment of personal belongings, etc.).

•             You terminate your secondment or resign

You may not terminate your secondment without Westpac’s agreement, unless you resign at the same time.

If you resign during your secondment, the provisions relating to Termination in the attached Executive Agreement will apply. You and your accompanying family members will be returned to Sydney at minimum cost to Westpac.

If you have been in New Zealand for fewer than six months when you resign, Westpac will require you to reimburse all relocation expenses that were paid on your behalf to relocate to New Zealand. If you have spent more than six months in New Zealand, Westpac will determine the reimbursement payment on a case-by-case basis.

•             Westpac terminates your secondment

Westpac may terminate your secondment with one month’s written notice or as mutually agreed between you and the Bank. In this case, you and your accompanying family members will be repatriated to your home base as if the secondment were complete.

If any period of sick leave is expected to exceed eight continuous weeks, Westpac reserves the right to conclude your secondment and repatriate you and your spouse/family.

•             Westpac terminates your employment

If Westpac terminates your employment, your secondment will first be terminated and you and your family will be returned to Sydney at minimum cost to Westpac. Unless a shorter period applies, (for example, summary dismissal) Westpac will give you one month’s notice of termination of your secondment. Otherwise the provisions relating to Termination in the attached Executive Agreement will apply. Any severance arrangements will not, however include your secondment allowances and benefits.

Personal effects insurance on repatriation

While en route to your Australia (via the most direct route), insurance coverage for your personal effects will be provided under the Bank’s personal effects travel policy. This coverage is extended for a period of two weeks (fourteen days) following arrival in the Australia. You should attend to your own insurance coverage for these personal items as soon as possible, as coverage provided by the Bank will not extend past this 14-day period.

Claiming goods from storage

On repatriation, you have twenty-one days to unpack and examine your goods from the date your goods are delivered from storage to your home. Claims for damaged goods, etc. will not be accepted after this time.